As filed with the Securities and Exchange Commission on April 4, 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UDR, INC.

(Exact name of registrant as specified in its charter)

Maryland	54-0857512
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1745 Shea Center Drive, Suite 200

Highlands Ranch, Colorado 80129

(720) 283-6120

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warren L. Troupe

Senior Executive Vice President

UDR, Inc.

1745 Shea Center Drive, Suite 200

Highlands Ranch, Colorado 80129

(720) 283-6120

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

David M. Lynn

Lawrence R. Bard

Morrison & Foerster LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006

(202) 887-1500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Unit(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	2,569,606	$26.89	$69,096,705.34	$7,918.48

(1)	This registration statement relates to up to 2,569,606 shares of the registrant’s common stock potentially issuable by the registrant upon the redemption of up to 2,569,606 limited partnership interests in United Dominion Realty, L.P., the registrant’s operating partnership subsidiary.
(2)	In the event of a stock split, stock dividend or similar transaction involving the registrant’s common stock, in order to prevent dilution the number of shares registered shall automatically be increased by an indeterminate amount to cover additional shares in accordance with Rule 416 under the Securities Act of 1933, as amended.
(3)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low sales prices per share of the registrant’s common stock on April 3, 2012 as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2012

PROSPECTUS

UDR, Inc.

2,569,606 Shares

of Common Stock

This prospectus relates to up to 2,569,606 shares of our common stock that we may issue to certain holders of units of limited partnership interest, which we refer to as “OP Units,” in United Dominion Realty, L.P., our Operating Partnership, to the extent that:

•	the OP Unit holders tender their OP Units for redemption in accordance with the terms of the partnership agreement of our Operating Partnership; and

•	we elect, in our sole discretion, to issue to the OP Unit holders the shares of our common stock covered by this prospectus upon such redemption.

In lieu of issuing common shares to the OP Unit holders, cash may be paid for any OP Units that are tendered for redemption. The registration of the offer and sale of up to 2,569,606 shares of our common stock pursuant to the registration statement of which this prospectus is a part does not necessarily mean that the OP Unit holders will tender their OP Units for redemption, or that those OP Units will be redeemed in exchange for shares of our common stock. The OP Units that could potentially be redeemed in exchange for up to 2,569,606 shares of our common stock were originally issued as part of the consideration paid in our acquisition of 10 Hanover Square in New York, New York.

We will not receive any cash proceeds from the issuance of our common stock to OP Unit holders who tender their OP Units for redemption.

Our common stock is traded on the New York Stock Exchange under the symbol “UDR.” On April 3, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $26.88 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 1 of this prospectus and the risks set forth under the caption “Item 1A. Risk Factors” included in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2012

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. An offer to sell these securities will not be made in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus, or any other offering materials, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of each such document only. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “UDR,” the “Company,” “we,” “us” and “our” to refer to UDR, Inc., and the term “Operating Partnership” to refer to United Dominion Realty, L.P.

ii

UDR, INC.

UDR is a self administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, and manages multifamily apartment communities generally located in high barrier-to-entry markets located throughout the United States. The high barrier-to-entry markets are characterized by limited land for new construction, difficult and lengthy entitlement process, expensive single-family home prices and significant employment growth potential. At December 31, 2011, our consolidated apartment portfolio included 163 communities located in 22 markets, with a total of 47,343 completed apartment homes, which are held through the Operating Partnership and our subsidiaries. In addition, we have an ownership interest in 39 communities containing 10,496 completed apartment homes through unconsolidated joint ventures. At December 31, 2011, the Company is developing seven wholly-owned communities with 2,108 apartment homes, 145 of which have been completed.

We have elected to be taxed as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended or the “Internal Revenue Code.” To continue to qualify as a REIT under the Internal Revenue Code, we must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than our net capital gain) to our stockholders. As a qualified REIT, we generally will not be subject to U.S. federal income taxes on our REIT taxable income to the extent we distribute such income to our stockholders.

We were formed in 1972 as a Virginia corporation and reincorporated in the State of Maryland in June 2003. The Operating Partnership was formed in 2004 as a Delaware limited partnership. The Operating Partnership is the successor-in-interest to United Dominion Realty, L.P., a limited partnership formed under the laws of Virginia, which commenced operations in 1995. Our principal offices are located at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129 and our telephone number at that address is (720) 283-6120. Our website address is www.udr.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

Additional information regarding UDR and the Operating Partnership is set forth in documents on file with the Securities and Exchange Commission, or the “SEC,” and incorporated by reference in this prospectus, as described in the section of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC.”

RISK FACTORS

You should consider the specific risks described in our Annual Report on Form 10-K and any risk factors set forth in our other filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, and rental expense growth. Words such as “expects,” “anticipates,” “intends,” “plans,” “likely,” “will,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, and expectations on occupancy levels.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

•	general economic conditions;

•	unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates;

•	the failure of acquisitions to achieve anticipated results;

•	possible difficulty in selling apartment communities;

•	competitive factors that may limit our ability to lease apartment homes or increase or maintain rents;

•	insufficient cash flow that could affect our debt financing and create refinancing risk;

•	failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders;

•	development and construction risks that may impact our profitability;

•	potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs to us;

•	risks from extraordinary losses for which we may not have insurance or adequate reserves;

•	uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

•	delays in completing developments and lease-ups on schedule;

•	our failure to succeed in new markets;

•	changing interest rates, which could increase interest costs and affect the market price of our securities;

•	potential liability for environmental contamination, which could result in substantial costs to us;

•	the imposition of federal taxes if we fail to qualify as a REIT under the Code in any taxable year;

•

our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price; and

•	changes in real estate laws, tax laws and other laws affecting our business.

A discussion of these and other factors affecting our business and prospects is set forth under the caption “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and any risk factors set forth in the other filings that we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this prospectus and documents incorporated by reference herein may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus and documents incorporated by reference herein, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

USE OF PROCEEDS

We may issue shares of our common stock to certain OP Unit holders to the extent that the OP Unit holders tender their OP Units to us for redemption in accordance with the terms of the partnership agreement of our Operating Partnership, and we elect, in our sole discretion, to issue to the OP Unit holders the shares of our common stock covered by this prospectus upon such redemption. In lieu of issuing common shares to the OP Unit holders, cash may be paid for any OP Units that are tendered for redemption. We will not receive any cash proceeds from the issuance of our common stock to OP Unit holders who tender their OP Units for redemption. However, if we acquire OP Units from the OP Unit holders in exchange for shares of our common stock or for cash, our percentage ownership interest in our Operating Partnership will increase.

DESCRIPTION OF COMMON STOCK

General

Our authorized common stock consists of 350,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2011, 219,650,225 shares of our common stock were issued and outstanding, and 18,955,735 shares of our common stock were reserved for issuance upon exercise of outstanding stock options, convertible notes, convertible preferred stock and operating partnership units exchangeable for our common stock.

The following is a description of our common stock and certain provisions of our charter, bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our charter and bylaws, copies of which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below.

Voting Rights. Holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends. Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive ratably all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on the New York Stock Exchange under the symbol “UDR.”

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF COMMON STOCK

Our charter contains ownership and transfer restrictions relating to our stock that are designed primarily to preserve our status as a REIT. These restrictions include but are not limited to the following:

•

no person may beneficially own or constructively own shares of our outstanding “equity stock” (defined as stock that is either common stock or preferred stock) with a value in excess of 9.9% of the value of all outstanding equity stock unless our board of directors exempts the person from such ownership limitation, provided that any such exemption shall not allow the person to exceed 13% of the value of our outstanding equity stock;

•

any transfer that, if effective, would result in any person beneficially owning or constructively owning equity stock with a value in excess of 9.9% of the value of all outstanding equity stock (or such higher value not to exceed 13% as determined pursuant to an exemption from our board of directors) shall be void as to the transfer of that number of shares of equity stock which would otherwise be beneficially owned or constructively owned by such person in excess of such ownership limit; and the intended transferee shall acquire no rights in such excess shares of equity stock;

•

except as provided in the charter, any transfer that, if effective, would result in the equity stock being beneficially owned by fewer than 100 persons shall be void as to the transfer of that number of shares which would be otherwise beneficially owned or constructively owned by the transferee; and the intended transferee shall acquire no rights in such excess shares of equity stock; and

•

any transfer of shares of equity stock that, if effective, would result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code shall be void as to the transfer of that number of shares of equity stock which would cause us to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; and the intended transferee shall acquire no rights in such excess shares of equity stock.

ANTI-TAKEOVER EFFECTS OF OUR BYLAWS AND MARYLAND LAW

Our bylaws and Maryland law contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Bylaws. Our bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at any annual meeting of stockholders and to bring business before an annual meeting of our stockholders. Our bylaws provide that only persons who are nominated by our board of directors or by a stockholder who has given timely written notice to our secretary before the meeting to elect directors will be eligible for election as our directors. Our bylaws also provide that any matter to be presented at any meeting of stockholders must be presented either by our board of directors or by a stockholder in compliance with the procedures in our bylaws. A stockholder must give timely written notice to our secretary of its intention to present a matter before an annual meeting of stockholders. Our board of directors then will consider whether the matter is one that is appropriate for consideration by our stockholders under the Maryland General Corporation Law and the SEC’s rules.

Certain Maryland Law Provisions. As a Maryland corporation, we are subject to certain restrictions concerning certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between us and an “interested stockholder.” Interested stockholders are persons: (i) who beneficially own 10% or more of the voting power of our outstanding voting stock, or (ii) who are affiliates or associates of us who, at any time within the two-year period prior to the date in question, were the beneficial owners of 10% or more of the voting power of our outstanding stock. Such business combinations are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of the outstanding voting shares voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of the outstanding voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation’s stockholders receive a minimum price for their shares and the consideration is received in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Also under Maryland law, “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are shares of stock which, if aggregated with all other shares of stock owned by the acquirer or shares of stock for which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the control share acquisition statute any acquisitions by any person of shares of our stock.

Under Title 3, Subtitle 8 of the Maryland General Corporation Law, a Maryland corporation that has a class of equity securities registered under the Exchange Act and that has at least three directors who are not officers or employees of the corporation, are not acquiring persons, are not directors, officers, affiliates or associates of any acquiring person, or are not nominated or designated as a director by an acquiring person, may elect in its charter or bylaws or by resolution of its board of directors to be subject to certain provisions of Subtitle 8 that may have the effect of delaying or preventing a change in control of the corporation.

These provisions relate to a classified board of directors, removal of directors, establishing the number of directors, filling vacancies on the board of directors and calling special meetings of the corporation’s stockholders. We have not made the election to be governed by these provisions of Subtitle 8 of the Maryland General Corporation Law. However, our charter and our bylaws permit our board of directors to determine the number of directors subject to a minimum number and other provisions contained in such documents.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in common stock of UDR, Inc. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “UDR,” “we,” “our” and “us” mean only UDR, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. The law firm of Morrison & Foerster LLP has acted as our tax counsel in connection with the registration statement of which this prospectus is a part, has reviewed this summary, and it is of the opinion that the discussion contained herein is accurate in all material respects. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate UDR and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or partnership agreements. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who, as nominees, hold our stock on behalf of other persons;

•	persons who receive UDR stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding UDR stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Tax Consequences of Redemption

Sale Treatment

If we contribute cash to our Operating Partnership in order to redeem your OP Units, the redemption of your OP Units will likely be treated as a sale for U.S. federal tax purposes, although the matter is not free from doubt. The redemption will be fully taxable to you. You will be treated as realizing an amount equal to the sum of the cash or the value of the common stock you receive plus the amount of Operating Partnership liabilities allocable to your redeemed OP Units at the time of the redemption. To the extent that the amount realized exceeds your basis in the OP Unit disposed of, you will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property received upon such disposition.

Except as described below, any gain recognized upon a sale or other disposition of OP Units will be treated as gain attributable to the sale or disposition of a capital asset. However, to the extent that the amount realized attributable to your share of the “unrealized receivables” of our Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income, whether or not gain is recognized in the transaction. Unrealized receivables include, to the extent not previously included in our Operating Partnership’s income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if our Operating Partnership had sold its assets at their fair market value at the time of the transfer of an OP Unit. In addition, a portion of the gain recognized on a sale or other disposition of OP Units may be subject to tax at a maximum rate of 25% to the extent attributable to accumulated depreciation on our “Section 1250 property,” or depreciable real property.

Redemption Treatment

If we do not contribute cash to our Operating Partnership in order to redeem your OP Units, the redemption of your OP Units will likely be treated as a redemption for U.S. federal tax purposes, although the matter is not free from doubt. The tax consequences generally would be the same as described in the previous paragraph, unless we redeem less than all of your OP Units. If we redeem less than all of your OP Units, you will not be permitted to recognize any loss occurring on the transaction. You will recognize taxable gain in the amount that the cash you receive plus the amount of any Operating Partnership liabilities allocable to the redeemed OP Units exceeds your adjusted basis in all of such OP Units immediately before the redemption.

Potential Application of the Disguised Sale Regulations to a Redemption of OP Units

If the transfer of your OP Units is treated as a redemption, and not a sale, for U.S. federal tax purposes, there is a possibility that any previous contribution of property you have made to our Operating Partnership could be treated as a disguised sale of all or a portion of the property contributed, in which gain or loss is recognized. The provisions of the Code and the Treasury Regulations addressing disguised sales (the “Disguised Sale Regulations”) generally provide that if a partner contributes property to a partnership and the partnership later directly or indirectly transfers money, property, or other consideration to the partner, the transactions will be treated as a “disguised sale” unless certain exceptions apply or the facts and circumstances clearly establish that no sale has occurred. If at least two years pass between the contribution by the partner and the transfer by the partnership, the Disguised Sale Regulations presume that the transactions are not a disguised sale unless the facts and circumstances clearly establish a disguised sale. There can be no assurance that the IRS might not seek to contend that the Disguised Sale Regulations apply to a redemption of OP Units if the owner of such units previously contributed property to our Operating Partnership.

Taxation of UDR

We elected to be taxed as a REIT under the U.S. federal income tax laws commencing with our taxable year ended December 31, 1972. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT.

In connection with the filing of the registration statement of which this prospectus is a part, we expect to receive an opinion of Kutak Rock LLP to the effect that commencing with UDR’s taxable year ending on December 31, 2007, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our actual and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Kutak Rock LLP will be based on various assumptions relating to our organization and operation and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Kutak Rock LLP or by us that we will qualify as a REIT for any particular year. We have asked Kutak Rock LLP to assume for purposes of its opinion that any prior legal opinions we received to the effect that we were taxable as a REIT are correct and the conclusions reached in the opinion of Kutak Rock LLP are expressly conditioned on the accuracy of such assumption. The opinion will be expressed as of the date issued. Kutak Rock LLP will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Morrison & Foerster LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “— Requirements for Qualification — General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “— Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

For tax years through 2012, most domestic stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2012. See “Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions.”

Net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders. See “Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “— Prohibited Transactions,” and “— Foreclosure Property,” below.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•

If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Requirements for Qualification — General.”

•	A 100% tax may be imposed on transactions between us and a “taxable REIT subsidiary” (“TRS”) (as described below) that do not reflect arms-length terms.

•

If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our subsidiaries, including any TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities); and

(7) which meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. Our charter provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby will satisfy this requirement.

The Internal Revenue Code provides relief from violations of certain of the REIT requirements, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including, in certain cases, the payment of a penalty tax that is based upon the magnitude of the violation. See “— Income Tests” and “— Asset Tests” below. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investments in Affiliated Partnerships.”

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which UDR holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly-owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Taxable Subsidiaries. In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or to conduct activities that, if conducted by us directly, would be treated as prohibited transactions.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging transactions, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), “rents from real property,” dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent must not be based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

We, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•

We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no income to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

We generally do not intend, and as the general partner of certain subsidiary partnerships do not intend to permit our subsidiary partnerships, to take actions we believe will cause us to fail to satisfy the rental conditions described above. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determinations of value.

Income we receive that is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking facilities are performed by independent contractors from whom we derive no income, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking facilities meets these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our liabilities. The term “hedging transaction” generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made. The hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as such as specified in the Internal Revenue Code will not constitute gross income for purposes of the 75% or 95% gross income test (for transactions entered into prior to July 31, 2008, hedging transaction income will not constitute gross income for purposes of the 95% gross income test only), and therefore will be exempt from this test. To the extent that we do not properly identify such transactions as hedges, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “— Taxation of REITs in General,” even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular income test.

Under The Housing and Economic Recovery Tax Act of 2008, the Secretary of the Treasury has been given broad authority to determine whether particular items of gain or income recognized after July 30, 2008, qualify or not under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% gross income test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% (20% with respect to taxable years commencing prior to July 31, 2008) of the value of our total assets.

Notwithstanding the general rule, as noted above, for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “— Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of

(1)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid, and

(2)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of non-cash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted as satisfying the annual distribution requirements for REITS, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at regular corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, and (b) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “— Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions.”

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between our actual receipt of cash, including receipt of distributions from our subsidiaries and our inclusion of items in income for U.S. federal income tax purposes. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each shareholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income that we derive from a prohibited transaction, is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property.

We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test (for transactions entered into prior to July 31, 2008, hedging transaction income will not constitute gross income for purposes of the 95% gross income test only). To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “— Income Tests” and “— Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates (through 2012). In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Tax Aspects of Investments in Partnerships

General

We may hold investments through entities that are classified as partnerships for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and potentially are subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include in our calculations our proportionate share of any assets held by subsidiary partnerships. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share is based on our proportionate interest in the equity and certain debt securities issued by the partnership). See “Taxation of UDR — Effect of Subsidiary Entities — Ownership of Partnership Interests.”

Entity Classification

Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the income tests as discussed in “Taxation of UDR — Asset Tests” and “— Income Tests,” and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to the relief provisions described above. See “Taxation of UDR — Asset Tests,” “— Income Test” and “— Failure to Qualify,” above, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Internal Revenue Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes so that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that any of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules may apply to a contribution that we make to any subsidiary partnerships of the cash proceeds received in offerings of our stock. As a result, the partners of our subsidiary partnerships, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends-received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 15% maximum federal rate through the end of 2012) for qualified dividends received by domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “Taxation of UDR — Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2012) in the case of stockholders that are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “Taxation of UDR — Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of UDR Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 15% (through 2012) if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2012) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly.

Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain taxable domestic stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our stock.

Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A “non-U.S. holder” means a beneficial owner of a share of our stock that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Ordinary Dividends. The portion of dividends received by a non-U.S. holder that is (1) payable out of our earnings and profits, (2) not attributable to our capital gains and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income generally must be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest (a “USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder’s proportionate share of our earnings and profits, and (b) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under “— Taxation of Foreign Stockholders — Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gains dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see “— Taxation of Foreign Stockholders — Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities market.

Dispositions of UDR Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if, less than 50% of its value is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we are, and we will be, a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we are or will remain a domestically-controlled qualified investment entity.

In the event that we are not a domestically-controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our outstanding common stock any time during the one-year period ending on the date of the sale. We expect that our common stock will be regularly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

The U.S. federal taxation of non-U.S. holders is a highly complex matter that may be affected by many other considerations. Accordingly, non-U.S. holders should consult their tax advisors regarding the income and withholding tax considerations with respect to owning UDR stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely-held” test, and (2) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock. Certain restrictions on ownership and transfer of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning UDR stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

In addition, legislation was enacted on March 18, 2010 that will impose a 30% U.S. withholding tax on U.S. source dividends and on the gross proceeds from a disposition of property that produces such income, paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the Treasury Department certain information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on such amounts when paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a taxpayer may be eligible for refunds or credits of such taxes. These withholding and reporting requirements generally will apply to payments made after December 31, 2012. However, the withholding tax will not be imposed on payments pursuant to debt obligations outstanding as of March 18, 2012 and the IRS has issued a notice indicating that any withholding obligations will begin no earlier than January 2014.

Recently enacted legislation has also temporarily shortened the recognition period during which the disposition of any asset we acquire from a “C” corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation will cause gain to be taxed at the highest regular corporate rate to the extent of any built-in, unrealized capital gain at the time of the acquisition. For the 2011 taxable year, the recognition period is shortened from 10 years to 5 years if the fifth taxable year of the recognition period preceded such taxable year.

Stockholders are urged to consult with their tax advisors regarding the possible implications of this recently enacted legislation on their ownership and disposition of our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own properties located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

Information Reporting Requirements and Withholding

Generally

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder: (i) is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or if certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

FATCA Withholding

U.S. stockholders that hold our stock through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends paid on or after January 1, 2014 and proceeds of sale of our stock paid on or after January 1, 2015 if certain disclosure requirements related to U.S. accounts are not satisfied. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

REDEMPTION OF OP UNITS

General

Pursuant to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P, as amended (the “Partnership Agreement”), OP Unit holders (each a “Holder”) have certain rights to redeem all or a portion of their OP Units. A Holder may require redemption of its OP Units by delivering a notice of redemption in accordance with the terms of the Partnership Agreement. The summary below does not purport to be complete and is subject to and qualified by reference to the Partnership Agreement.

The Holders each have the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the Holder at a redemption price equal to and in the form of the Cash Amount (as defined in the Partnership Agreement), provided that such OP Units have been outstanding for at least one year. UDR, as general partner of the Operating Partnership may, in its sole discretion, purchase the OP Units by paying to the Holder either the Cash Amount or the REIT Share Amount (as defined in the Partnership Agreement), which is generally one share of common stock of UDR for each OP Unit.

The OP Units that could potentially be redeemed in exchange for up to 2,569,606 shares of our common stock were originally issued as part of the consideration paid in our acquisition of 10 Hanover Square in New York, New York.

Tax Consequences of Redemption

The section above entitled “Certain Federal Income Tax Considerations” summarizes certain federal income tax considerations that may be relevant to a Holder if a Holder wants to tender its OP Units in accordance with the terms of the Partnership Agreement. Because the specific tax consequences to a Holder will depend upon its specific circumstances, each Holder is strongly urged to consult its own tax advisor regarding the specific federal, state and local tax consequences upon exercise of its redemption rights.

Potential Change in Investment Upon Redemption of Units

Upon redemption of OP Units, a Holder’s right to receive distributions with respect to those OP Units that are redeemed will cease. If a Holder receives common stock in exchange for OP Units that are redeemed, the Holder will have rights as a UDR stockholder from the time of such Holder’s acquisition of the UDR common stock. If all of a Holder’s OP Units are redeemed, then such Holder will have withdrawn as a limited partner of the Operating Partnership and will no longer be a party to the Partnership Agreement.

PLAN OF DISTRIBUTION

This prospectus relates to the possible issuance by us, from time to time, of up to 2,569,606 shares of common stock to certain Holders who tender their OP Units for redemption in accordance with the Partnership Agreement. We are registering the issuance of the common stock to permit the holders thereof to sell such shares of our common stock without restriction in the open market or otherwise, but registration of the issuance of such common stock does not necessarily mean that any holders of OP Units will elect to redeem their OP Units, or that we will choose to issue any shares of common stock upon any redemption.

We are registering the common shares under the Securities Act being offered by this prospectus pursuant to contractual obligations under a Registration Rights Agreement, dated April 1, 2011 (the “Registration Rights Agreement”) between us and certain limited partners of our Operating Partnership who acquired their OP Units as part of the consideration for our acquisition of 10 Hanover Square in New York, New York. Under the Registration Rights Agreement, we are required to prepare and file with the Securities and Exchange Commission such amendments and supplements to the registration statement (of which this prospectus is a part) and to this prospectus, as may be necessary to keep the registration statement effective, until the time set forth in the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we have agreed to bear expenses incident to our registration requirements under the Registration Rights Agreement. However, each OP Unit holder is responsible for the payment of any brokerage and sales commissions, fees and disbursements of such holder’s counsel, accountants and other third party advisors relating to the sale or disposition of such holder’s shares.

LEGAL MATTERS

The validity of the common stock offered by this prospectus and certain U.S. federal income tax matters will be passed upon for us by Morrison & Foerster LLP, and certain U.S. federal income tax matters will be passed upon for us by Kutak Rock LLP.

EXPERTS

The consolidated financial statements of UDR, Inc. and United Dominion Realty, L.P. appearing in their Annual Report (Form 10-K) for the year ended December 31, 2011 including the schedule appearing therein, and the effectiveness of UDR, Inc.’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC, including UDR. You may also access our SEC filings free of charge on our website at www.udr.com. The information on our website is not considered a part of, or incorporated by reference in, this prospectus or any other document we file with or furnish to the SEC.

Our reports, proxy statements and other information about us may also be inspected at:

The New York Stock Exchange

20 Broad Street

New York, New York 10005

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference herein is considered part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC prior to the termination of this offering, modifies or replaces this information. The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report of UDR, Inc. on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 27, 2012;

•

Definitive Proxy Statement of UDR, Inc. dated April 4, 2012, and definitive additional materials filed with the SEC on April 4, 2012, both filed in connection with UDR, Inc.’s Annual Meeting of Stockholders to be held on May 16, 2012; and

•

Description of the capital stock of UDR, Inc. contained in the Registration Statement on Form 8-A/A dated and filed with the SEC on November 7, 2005, including any amendments or reports filed with the SEC for the purpose of updating such description.

•

All other documents and reports we file after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date of this prospectus and prior to completion of the offering covered by this prospectus, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (with the exception of information that is deemed “furnished” rather than “filed,” which information shall not be deemed incorporated by reference herein).

As explained above in “Where You Can Find More Information,” these incorporated documents (as well as other documents filed by us under the Exchange Act) are available at the SEC and may be accessed in a number of ways, including online via the Internet.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any of the documents referred to above upon written or oral request to:

UDR, Inc.

1745 Shea Center Drive, Suite 200

Highlands Ranch, Colorado 80129

Attention: Investor Relations

Telephone: (720) 283-6120

We also maintain a web site at www.udr.com. The information on our website is not considered a part of, or incorporated by reference in, this prospectus or any other document we file with or furnish to the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses, other than underwriting discounts and commissions, to be incurred by the registrant in connection with the issuance and distribution of the securities being registered are estimated to be as follows:

Amount to be paid*
SEC Registration Fee	$7,918.48
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$25,000
Printing expenses	$10,000
Miscellaneous expenses	$2,000

Total	$54,918.48

*	Estimated

Item 15. Indemnification of Directors and Officers.

Our charter and bylaws provide for indemnification of directors and officers to the full extent permitted by the laws of the State of Maryland.

Section 2-418 of the Maryland General Corporation Law generally permits indemnification of any director or officer made a party to any proceedings by reason of service as a director or officer unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may be against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or upon an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director or officer failed to meet the requisite standard of conduct for permitted indemnification.

If the person involved is not a director or officer of the Company, the board of directors may cause the Company to indemnify to the same extent allowed for directors and officers of the Company the person who was or is a party to a proceeding, by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The Company also maintains, at its expense, a policy of insurance which insures its directors and officers, subject to certain exclusions or deductions as are usual in such insurance policies, against certain liabilities which may be incurred in those capacities, including liabilities arising under the Securities Act. The Company has also entered into agreements with certain of its directors and officers which provide them with indemnification against such liabilities to the fullest extent permitted by law.

The above discussion of our charter and bylaws and of the Maryland General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such articles, bylaws and statutes.

Item 16. Exhibits.

The Exhibits to this registration statement are listed in the Exhibit Index and are incorporated by reference herein.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as a part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than for the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Highlands Ranch, State of Colorado, on the 4th day of April, 2012.

UDR, INC.

By:	/s/ Thomas W. Toomey
Name:	Thomas W. Toomey
Title:	Chief Executive Officer and President

SIGNATURES AND POWER OF ATTORNEY

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Thomas W. Toomey and Warren L. Troupe and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-3, and to any registration statement filed under SEC Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas W. Toomey Thomas W. Toomey	Chief Executive Officer, President and Director	April 4, 2012

/s/ David L. Messenger David L. Messenger	Senior Vice President and Chief Financial Officer	April 4, 2012

/s/ James D. Klingbeil James D. Klingbeil	Chairman of the Board	April 4, 2012

/s/ Lynne B. Sagalyn Lynne B. Sagalyn	Vice Chair of the Board	April 4, 2012

/s/ Katherine A. Cattanach Katherine A. Cattanach	Director	April 4, 2012

/s/ Eric J. Foss Eric J. Foss	Director	April 4, 2012

/s/ Robert P. Freeman Robert P. Freeman	Director	April 4, 2012

/s/ Jon A. Grove Jon A. Grove	Director	April 4, 2012

/s/ Mark J. Sandler Mark J. Sandler	Director	April 4, 2012

/s/ Thomas C. Wajnert Thomas C. Wajnert	Director	April 4, 2012

EXHIBIT INDEX

Exhibit No.	Description

4.1	Articles of Restatement of the Company (incorporated by reference to Exhibit 3.09 to the Company’s Current Report on Form 8-K dated July 27, 2005 and filed with the SEC on August 1, 2005, Commission File
No. 1-10524).

4.2	Articles of Amendment to the Articles of Restatement of the Company dated and filed with the State Department of Assessment and Taxation of the State of Maryland on March 14, 2007 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated March 14, 2007 and filed with the SEC on March 15, 2007, Commission File No. 1-10524).

4.3	Articles of Amendment to the Articles of Restatement of the Company dated August 30, 2011 and filed with the State Department of Assessment and Taxation of the State of Maryland on August 31, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 1, 2011 and filed with the SEC on September 1, 2011).

4.4	Amended and Restated Bylaws of the Company (as amended through May 12, 2011) (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated and filed with the SEC on May 13, 2011).

4.5	Certificate of Limited Partnership of United Dominion Realty, L.P. dated February 19, 2004. (incorporated by reference to Exhibit 3.4 to the Post-Effective Amendment No.1 to Form S-3 filed with the SEC on October 15, 2010).

4.6	Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of February 23, 2004 (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

4.7	First Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated June 24, 2005 (incorporated by reference to Exhibit 10.06 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

4.8	Second Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated February 23, 2006 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

4.9	Third Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated February 2, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

4.10	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated December 27, 2007 (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

4.11	Fifth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated March 7, 2008 (incorporated by reference to Exhibit 10.53 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

4.12	Sixth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 9, 2008 and filed with the SEC on December 10, 2008).

4.13	Seventh Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of March 13, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 18, 2009 and filed with the SEC on March 19, 2009).

4.14	Eighth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of November 17, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 18, 2010 and filed with the SEC on November 18, 2010).

4.15	Form of the Company’s Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated and filed with the SEC on March 15, 2007).

5.1	Opinion of Morrison & Foerster LLP.

8.1	Tax Opinion of Morrison & Foerster LLP.

8.2	Tax Opinion of Kutak Rock LLP.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Morrison & Foerster LLP (included in Exhibits 5.1 and 8.1).

23.3	Consent of Kutak Rock LLP (included in Exhibit 8.2).

24.1	Power of Attorney (included on signature page attached hereto).